FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

2.	Press release dated November 28, 2008 regarding announcement on Hitachi to realign small air compressor business by corporate division

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 8, 2008	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(English Summary)

Quarterly Report

pursuant to Article 24-4-7.1 of

the Financial Instruments and Exchange Law of Japan

For the second quarter of 140th business term

(from July 1, 2008 to September 30, 2008)

Hitachi, Ltd.

Tokyo, Japan

Note:	This is an English summary of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on November 13, 2008 pursuant to the Financial Instruments and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. Changes in Major Consolidated Subsidiaries

None.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of September 30, 2008)
Information & Telecommunication Systems	102,194
Electronic Devices	27,703
Power & Industrial Systems	102,037
Digital Media & Consumer Products	36,977
High Functional Materials & Components	53,819
Logistics, Services & Others	30,130
Financial Services	4,138
Corporate	3,196

Total	360,194

(Note) In addition to the employees shown above, the average number of temporary employees during the second quarter was 44,178.

The number of employees of Hitachi, Ltd. was 37,718 as of September 30, 2008.

The Business

1. Summary of Business Results, etc.

Business Results

The Japanese economy during the second quarter of fiscal 2008 continued to experience a sluggish level of consumer spending largely due to higher consumer prices. Corporate capital investment was also lackluster due to the worsening corporate earnings environment such as soaring raw materials prices and a slowdown in export. Meanwhile, the U.S. economy’s downturn became evident owing to the disruption of the financial market. The European economy was also decelerating. The Asian economy was showing a trend of slowing down as represented by a sluggish growth in Chinese economy.

Rising prices of raw materials and other products are the cause of increasing costs including material costs, and they could have adverse impacts on the profitability of the Hitachi Group. The Hitachi Group has been working on cost reduction by strengthening group-wide central purchasing for volume discount and reducing the use of raw materials. Since the Hitachi Group’s export operations of products are carried out mainly on a local currency basis, such as the U.S. dollar and the euro, sharp appreciation of the Japanese yen may adversely affect the Hitachi Group’s business results. The Company employs forward exchange contracts and cross currency swap contracts, as well as promotes local production and procurement of raw materials in its overseas operations, to reduce the risk of currency exchange rate fluctuations.

Under such circumstances, consolidated revenues recorded JPY2,767.0 billion due to solid performance of Power & Industrial Systems segment and Electronic Devices segment, although the performance of Information & Telecommunication Systems segment, High Functional Materials & Components segment and others weakened.

Cost of sales stood at JPY2,117.5 billion. The ratio of cost of sales to revenues accounted for 77% as a result of its cost reduction efforts despite adverse impacts of soaring raw materials prices.

Selling, general and administrative expenses were JPY530.1 billion and their ratio to revenues accounted for 19%.

Although Digital Media & Consumer Products segment recorded operating loss and the growth at Power & Industrial Systems segment and High Functional Materials & Components segment slowed, Information & Telecommunication Systems segment and Electronic Devices segment performed strongly. As a result, operating income stood at JPY119.3 billion.

Other income totaled JPY5.2 billion, due to a sale of its subsidiary’s mobile communication equipment sales business. Interest income and dividends income came to JPY5.4 billion and JPY0.8 billion, respectively.

Hitachi recorded interest charges of JPY8.6 billion, impairment losses for long-lived assets of JPY41.9 billion, restructuring charges of JPY1.8 billion and other deductions of JPY23.8 billion. The main item of impairment losses for long-lived assets was the booking of impairment losses on manufacturing facilities for glass panel components for plasma TVs, due to the fact that the investment for the facilities is not expected to be recovered because of the decision to switch the source for glass panel components from in-house manufacturing to an outside supplier. Restructuring charges primarily consist of special termination benefits in the companies in the Information & Telecommunication Systems segment and the Digital Media & Consumer Products segment under the early retirement program, which was implemented for the purpose of improving profitability mainly by reducing fixed costs. The main components of other deductions include exchange loss of JPY17.3 billion due to sharp appreciation of the Japanese yen at the end of September, net loss on securities of JPY3.2 billion mainly due to the write-down of securities amid weak stock market conditions in Japan, and net loss of JPY2.7 billion on sale and disposal of rental assets and other property.

As a result, income before income taxes and minority interests stood at JPY54.5 billion.

Income taxes totaled JPY44.6 billion. The effective income tax rate was at a high level of 82% mainly due to booking of impairment losses for long-lived assets and net loss at the subsidiaries which could not record deferred income tax assets.

As a result, income before minority interests was JPY9.8 billion.

Minority interests stood at JPY27.2 billion due to solid performance by the listed subsidiaries.

As a result, net loss was JPY17.3 billion.

Business Results by Industry Segment

The business results are analyzed by industry segment in the following overview. Segment revenues include intersegment transactions.

(Information & Telecommunication Systems)

Segment revenues were JPY688.1 billion. For services business, performance of system integration was steady although it was affected by the end of active phase of IT investment cycle at financial institutions. Outsourcing business also showed steady performance. For the software business, OS-related software performed poorly. The hardware business showed strong performance with strong sales of telecommunications network equipment and ATMs for China. HDD operations had steady sales centering on new products for notebook PCs as well. However, sales of disk array subsystems was affected by the appreciation of the Japanese yen. The sales of servers also showed poor performance.

Segment operating income was JPY48.6 billion. The result is attributed to good performance in services resulting from stronger project management initiatives, including order management and process control. The hardware business also recorded profit mainly due to the posting of profit in the HDD operations through structural reforms, and healthy sales of telecommunications network equipment, contributing to the higher operating income.

(Electronic Devices)

Segment revenues stood at JPY356.6 billion, and operating income was JPY18.8 billion. Although semiconductor manufacturing equipment at Hitachi High-Technologies Corporation showed poor performance due mainly to limited capital investments by semiconductor manufacturers, the display business performed well due to growth in sales of small- and medium-sized LCDs driven by increased demand.

(Power & Industrial Systems)

Segment revenues were JPY875.9 billion. Although the automotive products business was performing poorly due to the stagnant North American market, other sources such as steady sales of coal-fired thermal power plant equipment overseas and construction machinery at Hitachi Construction Machinery Co., Ltd., strong sales of elevators and escalators for China, and railway vehicles and systems mainly for overseas contributed to the segment’s performance. The amount of orders received by the Company’s Power & Industrial Systems division, the core of this business segment, also grew during the quarter.

Segment operating income posted JPY37.2 billion. The elevator and escalator business showed strong performance with a growth in sales, but the performance of automotive products was slow, and the segment suffered from impacts of the stronger Japanese yen and soaring raw materials prices.

(Digital Media & Consumer Products)

Segment revenues stood at JPY359.9 billion mainly due to the stricter selection of the sales channels in the flat-panel TVs business, and price decline of flat-panel TVs, while room air conditioners and refrigerators for the domestic market as well as industrial air-conditioning equipment recorded solid sales.

Segment operating loss was JPY12.7 billion due to continued price decline of flat-panel TVs, partially offset by effects from structural reforms of the flat-panel TVs business, such as reorganizing overseas sales channels.

(High Functional Materials & Components)

Segment revenues were JPY465.4 billion. Steady sales at Hitachi Metals, Ltd. (“Hitachi Metals”), principally in automotive- and IT-related components and sales growth at Hitachi Chemical Co., Ltd. (“Hitachi Chemical”) in materials and parts for the automotive industry were offset by impact of the sale of a subsidiary of Hitachi Chemical.

Segment operating income stood at JPY32.8 billion. Hitachi Metals had healthy earnings, but performance of Hitachi Cable, Ltd. was poor due to stronger Japanese yen and a surge in raw materials prices.

(Logistics, Services & Others)

Segment revenues were JPY282.7 billion. Although Hitachi Transport System, Ltd. experienced steady revenue growth primarily due to expansion in the system logistic business, while some overseas sales subsidiaries recorded sluggish sales. Segment operating income recorded JPY7.7 billion.

(Financial Services)

Segment revenues were JPY97.5 billion due to the adverse effect of smaller demand in domestic leasing market on Hitachi Capital Corporation. Segment operating income recorded JPY1.0 billion due primarily to a reduction in leasing transactions and larger amount of loss on bad debt.

Business Results by Geographic Segment

The business results are analyzed by geographic segment in the following overview. Revenues by geographic segment include intersegment transactions.

(Japan)

Revenues in Japan totaled JPY2,249.9 billion due primarily to strong performance of the air conditioners, LCDs, telecommunication network equipment and construction machinery businesses despite sluggish performance of the semiconductor manufacturing equipment and automotive products businesses.

Operating income was JPY105.3 billion. Although performance in high functional materials & components sector and construction machinery business weakened, information & telecommunications systems sector, particularly in the services business and LCD business showed strong performance. Effects from structural reform initiatives of the flat-panel TVs business also contributed to the result.

(Asia)

Revenues in Asia were JPY593.8 billion, mainly due to steady sales of HDDs, favorable sales of construction machinery amid strong demand in China and high growth in sales of elevators and escalators in China. Operating income came to JPY24.5 billion.

(North America)

Revenues in North America stood at JPY271.2 billion due primarily to the reorganization of flat-panel TV sales channels and sluggish performance in the automotive products business, which was impacted from lackluster sales of new model vehicles, although HDDs business showed steady performance.

Operating loss was JPY2.8 billion mainly due to poor performance of automotive products business and construction machinery business despite effects from structural reforms of the flat-panel TVs business.

(Europe)

Revenues in Europe recorded JPY206.2 billion mainly due to sluggish performance of the construction machinery business despite the posting of sales of coal-fired thermal power plants and firm sales of clinical analyzers. Operating income was JPY2.5 billion.

(Other Areas)

Revenues totaled JPY58.3 billion due to steady growth of mineral mining machinery amid strong demand for natural resource development in South Africa and other regions. Operating income was JPY4.2 billion.

2. Summary of Financial Position, etc.

Liquidity and Capital Resources

During the second quarter of fiscal 2008, the Company had no major changes in the policies of maintaining liquidity and ensuring funds, efforts for improvement in fund management efficiency, and ideas regarding funding sources and fundraising. The Company’s debt rating also remained unchanged.

Cash Flows

(Cash flows from operating activities)

Operating activities provided net cash of JPY195.0 billion. Such cash inflow was attributable to promotion of receipts of payment from sales, shrinkage in receivables and increase in payables despite a net loss of JPY17.3 billion during the second quarter of fiscal 2008.

(Cash flows from investing activities)

Investing activities used net cash of JPY93.1 billion. Capital expenditures of JPY117.5 billion were spent mainly in the areas of HDDs and construction machinery, while maintaining the attitude of strict selection of investments. A net sum of JPY105.5 billion was recorded as investments related to property, plant and equipment, where the collection of investments in leases and the proceeds from disposal of rental assets and other property were subtracted from the capital expenditures as well as the purchase of assets to be leased. Short-term investments declined by JPY50.7 billion.

(Cash flows from financing activities)

Financing activities used net cash of JPY122.5 billion. Decrease in short-term debt came to JPY68.0 billion mainly due to repayment of the Company’s commercial paper. Proceeds from long-term debt totaled JPY71.1 billion while payments on long-term debt totaled JPY122.7 billion as a result of promotion of repayment of debt through an improvement in cash management efficiency by consolidating cash management within the Hitachi Group.

The net result of the above items at the end of the second quarter of fiscal 2008 decreased JPY22.8 billion in cash and cash equivalents, to JPY496.4 billion compared to the amount at the end of the first quarter of fiscal 2008. Free cash flows, the sum of cash flows from operating and investing activities, were an inflow of JPY101.9 billion.

Assets, Liabilities and Stockholders’ Equity

Total assets at the end of the second quarter of fiscal 2008 were JPY10,323.2 billion, a decrease of JPY207.6 billion from the end of fiscal 2007, due to a reduction in accounts receivable by promoting receipts of payment from sales and shrinkage in receivables, partially offset by an increase in inventories due to seasonal reasons.

Total short-term debt and long-term debt at the end of the second quarter of fiscal 2008 decreased by JPY53.8 billion from the end of fiscal 2007, to JPY2,477.6 billion mainly due to promotion of repayment of debt through an improvement in cash management efficiency.

Minority interests at the end of the second quarter of fiscal 2008 increased by JPY29.5 billion from the end of fiscal 2007, to JPY1,172.0 billion mainly due to solid performance of the listed subsidiaries.

Total stockholders’ equity at the end of the second quarter of fiscal 2008 decreased by JPY12.5 billion from the end of fiscal 2007, to JPY2,158.0 billion mainly due to decrease in net unrealized holding gain on securities caused primarily by the stagnant domestic stock market. As a result, the ratio of stockholders’ equity to total assets increased to 20.9% from 20.6% from the end of fiscal 2007 due to a decline in total assets. Moreover, the ratio of the total of short-term debt and long-term debt to the total of stockholders’ equity and minority interests decreased to 0.74 from 0.76 at the end of fiscal 2007.

3. Research and Development Expense (Consolidated basis)

(Billions of yen)
Industry Segment	Second Quarter of Fiscal 2008
Information & Telecommunication Systems	41.7
Electronic Devices	11.9
Power & Industrial Systems	31.0
Digital Media & Consumer Products	8.3
High Functional Materials & Components	13.3
Logistics, Services & Others	0.5
Financial Services	0.0
Corporate	5.0

Total	112.1

Capital Investment (Consolidated basis)

	(Billions of yen)
Industry Segment	Second Quarter of Fiscal 2008	Fiscal 2008 (Revised Forecast)
Information & Telecommunication Systems	15.7	79.0
Electronic Devices	8.4	35.0
Power & Industrial Systems	54.5	185.0
Digital Media & Consumer Products	13.0	48.0
High Functional Materials & Components	28.0	115.0
Logistics, Services & Others	6.9	27.0
Financial Services	55.7	393.0
Eliminations & Corporate items	(6.5)	(22.0)

Total	175.8	860.0

Information on the Company

1. Capital as of September 30, 2008	282,033 million yen

2. Matters Concerning Shares

Authorized (Common Stock)	10,000,000,000 shares

Shares Issued (Common Stock)

Number of shares issued as of September 30, 2008:	3,368,126,056 shares
Number of shares issued as of November 13, 2008:	3,368,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Matters Concerning Stock Acquisition Rights, etc. (As of September 30, 2008)

Stock Acquisition Rights Which the Company’s Directors and Executive Officers Hold

Name of Stock Acquisition Rights	Hitachi, Ltd. 3rd Stock Acquisition Rights	Hitachi, Ltd. 4th Stock Acquisition Rights
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 8,000 shares	Common Stock 486,000 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY705 per share	JPY719 per share
Period during Which Stock Acquisition Rights May Be Exercised	From October 2, 2005 to October 1, 2008	From July 29, 2006 to July 28, 2009

Note:	The number of shares to be issued upon exercise of stock acquisition rights excludes the number of stock acquisition rights which had already been exercised or expired.

Bonds with Stock Acquisition Rights

Name of Stock Acquisition Rights	Series A Zero Coupon Convertible Bonds due 2009	Series B Zero Coupon Convertible Bonds due 2009
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 60,827,250 shares	Common Stock 60,827,250 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY822 per share	JPY822 per share
Period during Which Stock Acquisition Rights May Be Exercised	From November 2, 2004 to October 5, 2009 (London time)	From November 2, 2004 to October 5, 2009 (London time)

4. Major Shareholders

		(As of September 30, 2008)
	Name of Shareholders	Number of Shares Owned (Shares)	Percentage to Total Shares Issued (%)
1	The Master Trust Bank of Japan, Ltd. (Trust Account)	230,840,000	6.85
2	NATS CUMCO	218,092,700	6.48
3	Japan Trustee Services Bank, Ltd. (Trust Account)	148,821,000	4.42
4	State Street Bank and Trust Company	119,712,720	3.55
5	Japan Trustee Services Bank, Ltd. (Trust Account 4G)	114,920,000	3.41
6	Nippon Life Insurance Company	98,173,195	2.91
7	Hitachi Employees’ Shareholding Association	97,743,952	2.90
8	The Dai-Ichi Mutual Life Insurance Company	71,361,222	2.12
9	Meiji Yasuda Life Insurance Company	48,159,618	1.43
10	Hitachi, Ltd. (Treasury Stock)	44,321,619	1.32

(Notes)	1.	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.
	2.	From the end of the second quarter of fiscal 2008, the table of major shareholders is based on the Company’s shareholders’ register without adding up the number of shares with respect to trust asset accounts, special accounts, etc. through identification by the administrator of shareholders’ register.
	3.	The Company received copies of filing made to the Kanto Local Finance Bureau. The summary of the copies is as follows. This filing represents report on beneficial ownership of more than 5% of total issued voting shares under Financial Instruments and Exchange Law (the former Securities and Exchange Law) of Japan.

(i) Dodge & Cox

Name of reporting person	Dodge & Cox
Date of event which requires reporting	September 30, 2008
Amount of shares beneficially owned by the reporting person	233,807,190 shares
Percentage to total shares issued	6.94%

(Note) In November 2008, the Company received a copy of filing made to the Kanto Local Finance Bureau indicating that Dodge & Cox owns 182,515,140 shares, representing 5.42% of the Company’s total issued shares as of October 31, 2008.

(ii) Brandes Investment Partners, L.P.

Name of reporting person	Brandes Investment Partners, L.P.
Date of event which requires reporting	July 15, 2008
Amount of shares beneficially owned by the reporting person	138,844,378 shares
Percentage to total shares issued	4.12%

5. Share Price

The following table sets forth the reported high and low prices of the Company’s common stock on the first section of the Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information
April 2008	710	581
May 2008	775	658
June 2008	807	746
July 2008	793	744
August 2008	843	767
September 2008	817	690

6. Change in Senior Management

New Executive Officer [Effective September 1, 2008]

Name (Date of birth)	Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions	Share ownership
Taiji Hasegawa (Feb. 18, 1947)	Representative Executive Officer Senior Vice President and Executive Officer	4/2007	Chairman, Hitachi Automotive Products (USA), Inc.	22,000 shares
	(Automotive systems business and procurement)	4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	President & CEO, Automotive Systems
		4/1969	Joined Hitachi, Ltd.

Resignation of Executive Officer [Effective October 31, 2008]

Name	Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Eiji Takeda	Vice President and Executive Officer (Research & development)

Change in Responsibility of Executive Officers [Effective September 1, 2008]

Name	New Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Former Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Kunihiko Ohnuma

Representative Executive Officer Executive Vice President and Executive Officer

(Industrial infrastructure business (automotive systems business), life infrastructure business (urban planning and development systems business and consumer business))

Representative Executive Officer Executive Vice President and Executive Officer

(Industrial infrastructure business (automotive systems business), life infrastructure business (urban planning and development systems business and consumer business) and procurement)

Masao Hisada	Vice President and Executive Officer (Hitachi group global business)	Vice President and Executive Officer (Procurement and Hitachi group global business)

Financial Statements

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

September 30, 2008 and March 31, 2008

	Millions of yen
Assets	September 30, 2008	March 31, 2008
Current assets:
Cash and cash equivalents	496,451	560,960
Short-term investments	11,846	61,289

Trade receivables, net of allowance for doubtful receivables of ¥41,526 million as of September 30, 2008 and ¥40,847 million as of March 31, 2008:
Notes (note 11)	155,184	163,962
Accounts	2,212,890	2,365,823
Investments in leases	161,295	136,119
Inventories (note 3)	1,600,926	1,441,024
Prepaid expenses and other current assets	694,755	672,578

Total current assets	5,333,347	5,401,755

Investments and advances, including affiliated companies	967,821	1,042,657
Property, plant and equipment:
Land	473,792	478,620
Buildings	1,879,629	1,848,105
Machinery and equipment	5,653,324	5,770,457
Construction in progress	92,070	93,137

	8,098,815	8,190,319
Less accumulated depreciation	5,597,713	5,536,401

Net property, plant and equipment	2,501,102	2,653,918

Other assets (note 4)	1,520,939	1,432,517

Total assets	10,323,209	10,530,847

See accompanying notes to consolidated financial statements.

	Millions of yen
Liabilities and Stockholders’ Equity	September 30, 2008	March 31, 2008
Current liabilities:
Short-term debt	690,994	723,020
Current portion of long-term debt	493,298	386,879

Trade payables:
Notes	56,172	66,265
Accounts	1,448,394	1,601,413
Accrued expenses (note 11)	877,387	901,546
Income taxes	98,112	101,599
Advances received	474,738	412,642
Other current liabilities	570,420	559,535

Total current liabilities	4,709,515	4,752,899

Long-term debt	1,293,357	1,421,607
Retirement and severance benefits	769,484	822,440
Other liabilities	220,739	220,781

Total liabilities	6,993,095	7,217,727

Minority interests	1,172,030	1,142,508

Stockholders’ equity:
Common stock (note 7)	282,033	282,033
Capital surplus	559,823	555,410
Legal reserve and retained earnings (note 9)	1,630,184	1,626,497
Accumulated other comprehensive loss (note 10)	(287,337)	(267,198)
Treasury stock, at cost (note 8)	(26,619)	(26,130)

Total stockholders’ equity	2,158,084	2,170,612

Commitments and contingencies (note 11)
Total liabilities and stockholders’ equity	10,323,209	10,530,847

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2008

Millions of yen
Revenues	5,310,547

Cost of sales	(4,073,494)
Selling, general and administrative expenses	(1,039,971)

Impairment losses for long-lived assets (note 12)	(44,685)
Restructuring charges (note 13)	(5,188)
Interest income	12,729
Dividends income	4,430
Gains on sales of stock by subsidiaries or affiliated companies	360
Other income (note 14)	9,050
Interest charges	(18,273)
Other deductions (note 14)	(17,362)

Income before income taxes and minority interests	138,143

Income taxes (note 5)	(73,864)

Income before minority interests	64,279

Minority interests	(50,092)

Net income	14,187

Yen
Net income per share (note 15):
Basic	4.27
Diluted	3.98

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Three months ended September 30, 2008

Millions of yen
Revenues	2,767,052

Cost of sales	(2,117,559)
Selling, general and administrative expenses	(530,104)

Impairment losses for long-lived assets (note 12)	(41,920)
Restructuring charges (note 13)	(1,861)
Interest income	5,416
Dividends income	804
Other income (note 14)	5,203
Interest charges	(8,673)
Other deductions (note 14)	(23,830)

Income before income taxes and minority interests	54,528

Income taxes (note 5)	(44,629)

Income before minority interests	9,899

Minority interests	(27,269)

Net loss	(17,370)

Yen
Net loss per share (note 15):
Basic	(5.23)
Diluted	(5.29)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2008

Millions of yen
Cash flows from operating activities:
Net income	14,187
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	236,775
Amortization	71,276
Impairment losses for long-lived assets	44,685
Equity in earnings of affiliated companies, net	(3,847)
Gain on sale of investments and subsidiaries’ common stock	(1,368)
Impairment of investments in securities	9,122
Loss on disposal of rental assets and other property	5,698
Income applicable to minority interests	50,092
Decrease in receivables	220,755
Increase in inventories	(194,003)
Increase in prepaid expenses and other current assets	(27,349)
Decrease in payables	(104,774)
Decrease in accrued expenses and retirement and severance benefits	(44,626)
Decrease in accrued income taxes	(2,755)
Decrease in other current liabilities	(16,705)
Net change in inventory-related receivables from financial services	227
Other	(10,475)

Net cash provided by operating activities	246,915

Cash flows from investing activities:
Decrease in short-term investments	50,729
Capital expenditures	(230,858)
Purchase of assets to be leased	(162,594)
Collection of investments in leases	129,781
Proceeds from disposal of rental assets and other property	19,201
Proceeds from sale of investments and subsidiaries’ common stock	40,417
Purchase of investments and subsidiaries’ common stock	(28,976)
Purchase of software	(63,047)
Other	2,600

Net cash used in investing activities	(242,747)

Cash flows from financing activities:
Decrease in short-term debt, net	(21,096)
Proceeds from long-term debt	159,736
Payments on long-term debt	(182,081)
Proceeds from sale of common stock by subsidiaries	461
Dividends paid to stockholders	(9,943)
Dividends paid to minority stockholders of subsidiaries	(13,132)
Acquisition of subsidiaries’ common stock for treasury	(392)
Acquisition of common stock for treasury	(614)
Proceeds from sales of treasury stock	154

Net cash used in financing activities	(66,907)

Effect of exchange rate changes on cash and cash equivalents	(1,770)

Net decrease in cash and cash equivalents	(64,509)
Cash and cash equivalents at beginning of period	560,960

Cash and cash equivalents at end of period	496,451

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan, and its foreign subsidiaries in accordance with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities is the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries, whose closing dates differ from September 30 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to September 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

(c)	Income Taxes

The Company computes interim income tax provisions by applying an estimated annual effective tax rate, which is reasonably determined considering the factors that will affect the tax rate including events that do not have tax consequences, tax credits and valuation allowances, to current income before income taxes and minority interests in accordance with Accounting Principles Board (APB) Opinion No. 28, “Interim Financial Reporting.”

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

(d)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards about how a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. Furthermore, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign private issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on the provisions of SFAS No. 131.

(e)	Changes in Accounting Principles

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements” for financial assets and financial liabilities and for non-financial assets and non-financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) on April 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements.

(f)	New Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” These statements will improve and simplify the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141 requires an acquiring entity in a business combination to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in an acquiree at the full amount of their fair values as of the acquisition date. Also, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. These statements are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the effect of adopting these statements on the consolidated financial position and results of operations.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement).” This FSP requires that issuers of convertible debt instruments that may be settled in cash or other assets upon conversion should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirements must be applied retrospectively to all periods presented. The Company is currently evaluating the effect of adopting these statements on the consolidated financial position and results of operations.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

(3)	Inventories

Inventories as of September 30, 2008 and March 31, 2008 are summarized as follows:

	Millions of yen
	September 30, 2008	March 31, 2008
Finished goods	560,563	553,344
Work in process	796,225	665,106
Raw materials	244,138	222,574

	1,600,926	1,441,024

(4)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets included in other assets as of September 30, 2008 and March 31, 2008 are as follows:

	Millions of yen
	September 30, 2008			March 31, 2008
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	160,825	—	160,825	159,039	—	159,039

Amortized intangible assets:
Software	544,995	431,935	113,060	511,091	402,858	108,233
Software for internal use	542,818	362,436	180,382	537,258	346,812	190,446
Patents	115,932	77,242	38,690	120,429	70,990	49,439
Other	128,947	88,949	39,998	120,168	83,951	36,217

	1,332,692	960,562	372,130	1,288,946	904,611	384,335

Indefinite-lived intangible assets	8,341	—	8,341	8,428	—	8,428

(5)	Income Taxes

The Company’s combined statutory income tax rate is approximately 40.6%. However, the current estimated annual effective tax rate applied to current income before income taxes and minority interests is higher than the statutory rate mainly due to events that do not have tax consequences and valuation allowances on deferred tax assets.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

(6)	Retirement and Severance Benefits

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the six months ended September 30, 2008 consists of the following components:

Millions of yen
Service cost	36,024
Interest cost	27,524
Expected return on plan assets for the period	(23,301)
Amortization of prior service benefit	(10,664)
Recognized actuarial loss	34,794
Transfer to defined contribution pension plan	(2,395)
Employees’ contributions	(67)

61,915

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the three months ended September 30, 2008 consists of the following components:

Millions of yen
Service cost	17,694
Interest cost	13,742
Expected return on plan assets for the period	(11,803)
Amortization of prior service benefit	(5,090)
Recognized actuarial loss	17,777
Transfer to defined contribution pension plan	355
Employees’ contributions	(13)

32,662

(7)	Common Stock

Issued shares of common stock as of September 30, 2008 and March 31, 2008 are as follows:

Issued shares
Balance as of March 31, 2008 and September 30, 2008	3,368,126,056

(8)	Treasury Stock

Shares of treasury stock as of September 30, 2008 and March 31, 2008 are as follows:

	Shares
	September 30, 2008	March 31, 2008
Shares of treasury stock	44,321,619	43,727,729

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

(9)	Dividends

Decision	Class of Shares	Cash dividends (Millions of yen)	Appropriation from	Cash dividends per share (Yen)	Vesting date	Effective Date
The Board of Directors on May 13, 2008	Common stock	9,973	Retained earnings	3.0	March 31, 2008	May 20, 2008
The Board of Directors on October 30, 2008	Common stock	9,971	Retained earnings	3.0	September 30, 2008	November 26, 2008

(10)	Comprehensive Income and Accumulated Other Comprehensive Loss

The comprehensive loss for the six months ended September 30, 2008 is summarized as follows:

Millions of yen
Net income	14,187
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(21,543)
Pension liability adjustments	12,349
Net unrealized holding gain on available-for-sale securities	(11,611)
Cash flow hedges	272

Comprehensive loss	(6,346)

The comprehensive loss for the three months ended September 30, 2008 is summarized as follows:

Millions of yen
Net loss	(17,370)
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(2,126)
Pension liability adjustments	7,599
Net unrealized holding gain on available-for-sale securities	(22,306)
Cash flow hedges	422

Comprehensive loss	(33,781)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

Accumulated other comprehensive loss as of September 30, 2008 and March 31, 2008 consists of the following:

	Millions of yen
	September 30, 2008	March 31, 2008
Foreign currency translation adjustments	(90,379)	(69,222)
Pension liability adjustments	(208,647)	(221,007)
Net unrealized holding gain on available-for-sale securities	10,967	22,581
Cash flow hedges	722	450

Accumulated other comprehensive loss	(287,337)	(267,198)

(11)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥54,376 million as of September 30, 2008.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of September 30, 2008, the undiscounted maximum potential future payments under such guarantees amounted to ¥455,904 million. The Company accrued ¥8,515 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments mainly to affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of September 30, 2008 is as follows:

Millions of yen
Total commitment available	592,374
Less amount utilized	5,907

Balance available	586,467

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused line of credit as of September 30, 2008 amounted to ¥729,819 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of September 30, 2008 and March 31, 2008, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen
	September 30, 2008	March 31, 2008
Notes discounted	3,382	4,063
Notes endorsed	4,214	4,706

	7,596	8,769

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of September 30, 2008, the amount of transfer of export receivables with recourse was ¥14,152 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The change in accrued product warranty costs for the six months ended September 30, 2008 is summarized as follows:

Millions of yen
Balance at beginning of the period	73,715
Expense recognized upon issuance of warranties	12,643
Usage	(16,641)
Other, including effect of foreign currency translation	(1,418)

Balance at end of the period	68,299

The change in accrued product warranty costs for the three months ended September 30, 2008 is summarized as follows:

Millions of yen
Balance at beginning of the period	72,089
Expense recognized upon issuance of warranties	3,137
Usage	(7,338)
Other, including effect of foreign currency translation	411

Balance at end of the period	68,299

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued. Although the Company cannot estimate specified damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Hokuriku Electric Power Company.

On September 12, 2008, Chubu Electric Power Co., Inc. filed suit against the Company to claim for compensation for consequential losses mostly composed of the additional costs to switch to thermal power arising from shutdown at Hamaoka Nuclear Power Station No.5. This case is under dispute in court at present, and the Company decided to vigorously defend against it. Consequently, the Company has not accrued for consequential losses.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In October 2006, a subsidiary and an affiliate of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received requests for information from the Antitrust Division of the U.S. Department of Justice and the Fair Trade Commission of Japan and an affiliate in Japan received a request for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to the liquid crystal displays.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories.

In September 2007, a subsidiary and an affiliate of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories.

In November 2007, a subsidiary of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Furthermore, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

The Company and these companies do not concede the alleged antitrust violations, but depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada.

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any. Accordingly, no accrual for potential loss has been made.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

(12)	Impairment Losses for Long-Lived Assets

For the six months ended September 30, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan and the U.S. The Digital Media & Consumer Products division recognized a loss of ¥41,421 million, primarily in its plasma TV business, due to the decision to switch the source for glass panel components from in-house manufacturing to an outside supplier and patents with lower-than-expected future license income. The Information & Telecommunication Systems division recognized a loss of ¥2,640 million primarily due to a decline of selling price of certain assets held for sale caused by deterioration of the real estate market and a decline of the estimated recoverable value because of a bankruptcy of a certain customer. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the three months ended September 30, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Digital Media & Consumer Products division recognized a loss of ¥41,421 million, primarily in its plasma TV business, due to the decision to switch the source for glass panel components from in-house manufacturing to an outside supplier and patents with lower-than-expected future license income. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

(13)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the six months ended September 30, 2008 are as follows:

Millions of yen
Special termination benefits	4,903
Loss on fixed assets	285

5,188

Components and related amounts of the restructuring charges, before the related tax effects, for the three months ended September 30, 2008 are as follows:
Millions of yen
Special termination benefits	1,618
Loss on fixed assets	243

1,861

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits for the six months ended September 30, 2008 is as follows:

Millions of yen
Balance at beginning of the period	8,952
New charges	4,903
Cash payments	(11,169)
Foreign currency exchange rate changes	(154)

Balance at end of the period	2,532

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

An analysis of the accrued special termination benefits for the three months ended September 30, 2008 is as follows:

Millions of yen
Balance at beginning of the period	3,186
New charges	1,618
Cash payments	(2,119)
Foreign currency exchange rate changes	(153)

Balance at end of the period	2,532

The restructuring charges for the six months ended September 30, 2008 mainly consist of special termination benefits for the early terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Power & Industrial Systems division, the Information & Telecommunication Systems division and the Digital Media & Consumer Products division.

The restructuring charges for the three months ended September 30, 2008 mainly consist of special termination benefits for the early terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Information & Telecommunication Systems division and the Digital Media & Consumer Products division.

(14)	Other Income and Other Deductions

The following items are included in other income or other deductions for the six months ended September 30, 2008.

Millions of yen
Net loss on securities	(7,883)
Equity in earnings of affiliated companies	3,847
Net loss on sale and disposal of rental assets and other property	(4,942)
Exchange loss	(4,360)

The following items are included in other deductions for the three months ended September 30, 2008.

Millions of yen
Net loss on securities	(3,230)
Equity in loss of affiliated companies	(433)
Net loss on sale and disposal of rental assets and other property	(2,749)
Exchange loss	(17,329)

Other income for the six months ended September 30, 2008 and the three months ended September 30, 2008 also include a gain of ¥5,203 million on a sale of a subsidiary’s mobile communication business.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

(15)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations for the six months ended September 30, 2008 and the three months ended September 30, 2008 are as follows:

	Number of shares
	Six months ended September 30, 2008	Three months ended September 30, 2008
Weighted average number of shares on which basic net income (loss) per share is calculated	3,324,001,693	3,323,811,152
Effect of dilutive securities:
Series A zero coupon convertible bonds	60,827,250	—
Series B zero coupon convertible bonds	60,827,250	—
Stock options	21,306	43,359

Number of shares on which diluted net income (loss) per share is calculated	3,445,677,499	3,323,854,511

	Millions of yen
	Six months ended September 30, 2008	Three months ended September 30, 2008
Net income (loss) applicable to common stockholders	14,187	(17,370)
Effect of dilutive securities:
Series A zero coupon convertible bonds	1	—
Series B zero coupon convertible bonds	1	—
Other	(471)	(209)

Net income (loss) on which diluted net income (loss) per share is calculated	13,718	(17,579)

	Yen
Net income (loss) per share:
Basic	4.27	(5.23)
Diluted	3.98	(5.29)

The net loss per share computations for the three months ended September 30, 2008 exclude all the convertible bonds because their effect would have been antidilutive. In addition, the net income (loss) per share computation excludes some stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

(16)	Fair Value

The Company establishes a fair value hierarchy that requires the maximum use of observable inputs in markets and the minimum use of unobservable inputs when measuring fair value. The criteria to judge a level of the hierarchy is as follows:

Level 1

Quoted prices for identical assets or liabilities in active markets.

Level 2

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or valuations for which significant inputs are observable mainly in markets.

Level 3

Valuations measured by inputs that are not observable.

The following table represents the balances of assets and liabilities measured at fair value on a recurring basis and the fair value hierarchy classification as of September 30, 2008.

	Millions of yen
	Total balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities	221,142	165,408	22,209	33,525
Derivatives	29,743	—	28,199	1,544
Other	84,234	—	1,977	82,257
Liabilities:
Derivatives	(3,987)	—	(3,987)	—

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Three and Six months ended September 30, 2008

	Millions of yen
	Three months ended September 30, 2008		Six months ended September 30, 2008
Revenues:
Information & Telecommunication Systems	688,195		1,281,796
	(22%	)	(21%	)

Electronic Devices	356,682		641,198
	(11%	)	(11%	)

Power & Industrial Systems	875,987		1,693,883
	(28%	)	(28%	)

Digital Media & Consumer Products	359,999		695,501
	(12%	)	(12%	)

High Functional Materials & Components	465,480		921,173
	(15%	)	(15%	)

Logistics, Services & Others	282,708		574,955
	(9%	)	(10%	)

Financial Services	97,590		189,992
	(3%	)	(3%	)

Subtotal	3,126,641		5,998,498
	(100%	)	(100%	)

Eliminations and Corporate Items	(359,589)		(687,951)

Total	2,767,052		5,310,547

Operating Income (Loss):
Information & Telecommunication Systems	48,650		72,173
	(36%	)	(32%	)

Electronic Devices	18,883		28,527
	(14%	)	(13%	)

Power & Industrial Systems	37,285		63,518
	(28%	)	(28%	)

Digital Media & Consumer Products	(12,773)		(26,661)
	(-10%	)	(-12%	)

High Functional Materials & Components	32,856		68,915
	(25%	)	(31%	)

Logistics, Services & Others	7,771		11,671
	(6%	)	(5%	)

Financial Services	1,030		7,475
	(1%	)	(3%	)

Subtotal	133,702		225,618
	(100%	)	(100%	)

Eliminations and Corporate Items	(14,313)		(28,536)

Total	119,389		197,082

Notes:	1.	Revenues by industry segment include intersegment transactions.
	2.	SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan.
	3.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property and impairment losses are included as part of operating income (loss). See the consolidated statements of operations and notes 12, 13 and 14 to the consolidated financial statements.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Three and Six months ended September 30, 2008

	Millions of yen
	Three months ended September 30, 2008		Six months ended September 30, 2008
Revenues:
Japan
Outside customer sales	1,845,998		3,477,213
	(55%	)	(53%	)
Intersegment transactions	403,974		765,354
	(12%	)	(12%	)
Total	2,249,972		4,242,567
	(67%	)	(65%	)

Asia
Outside customer sales	428,414		841,220
	(12%	)	(13%	)
Intersegment transactions	165,406		328,668
	(5%	)	(5%	)
Total	593,820		1,169,888
	(17%	)	(18%	)

North America
Outside customer sales	241,185		465,396
	(7%	)	(7%	)
Intersegment transactions	30,076		56,318
	(1%	)	(1%	)
Total	271,261		521,714
	(8%	)	(8%	)

Europe
Outside customer sales	194,600		419,688
	(6%	)	(7%	)
Intersegment transactions	11,660		27,807
	(0%	)	(0%	)
Total	206,260		447,495
	(6%	)	(7%	)

Other Areas
Outside customer sales	56,855		107,030
	(2%	)	(2%	)
Intersegment transactions	1,492		6,250
	(0%	)	(0%	)
Total	58,347		113,280
	(2%	)	(2%	)

Subtotal	3,379,660		6,494,944
	(100%	)	(100%	)

Eliminations and Corporate Items	(612,608)		(1,184,397)

Total	2,767,052		5,310,547

	Millions of yen
	Three months ended September 30, 2008		Six months ended September 30, 2008
Operating Income (Loss):
Japan	105,371		160,445
	(79%	)	(71%	)

Asia	24,548		51,965
	(18%	)	(23%	)

North America	(2,849)		3,799
	(-2%	)	(2%	)

Europe	2,513		3,503
	(2%	)	(1%	)

Other Areas	4,237		7,502
	(3%	)	(3%	)

Subtotal	133,820		227,214
	(100%	)	(100%	)

Eliminations and Corporate Items	(14,431)		(30,132)

Total	119,389		197,082

Revenues by Market Hitachi, Ltd. and Subsidiaries Three and Six months ended September 30, 2008
	Millions of yen
	Three months ended September 30, 2008		Six months ended September 30, 2008
Domestic revenues	1,612,249		3,008,241
	(58%	)	(57%	)

Overseas revenues:
Asia	547,354		1,075,251
	(20%	)	(20%	)

North America	249,332		484,243
	(9%	)	(9%	)

Europe	238,101		508,278
	(9%	)	(10%	)

Other Areas	120,016		234,534
	(4%	)	(4%	)

Subtotal	1,154,803		2,302,306
	(42%	)	(43%	)

Total	2,767,052		5,310,547
	(100%	)	(100%	)

Hitachi to Realign Small Air Compressor Business by Corporate Division

Tokyo, November 28, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501, Hitachi) today announced that it has reached an agreement with Hitachi Industrial Equipment Systems Co., Ltd., which is a wholly-owned company of Hitachi to transfer its small air compressor business to Hitachi Industrial Equipment Systems on April 1, 2009. This agreement is aimed at optimizing Hitachi Group’s business structure, expanding and growing the compressor business. Specifically, Hitachi will split and transfer its design and manufacturing activities as well as associated divisions relating to small compressors which are currently carried out by Hitachi’s Automotive Systems Group to Hitachi Industrial Equipment Systems.

Air compressors are one of the core products in Hitachi’s industrial components and equipment business and are used in a diverse range of applications. These include providing the compressed air needed for spraying paint and other coatings, powering dental drills and blowing away metal fragments during machine processing. In small air compressors, the Hitachi Group commands a leading share in the Japanese market in both lubricated and oil-free products, which are sold under the BEBICON® brand. Heretofore in the Hitachi Group, small air compressors have been designed and manufactured by the former TOKICO LTD., which merged with Hitachi in October 2004, and sold by Hitachi Industrial Equipment Systems, which also provides services.

The Hitachi Group is presently pushing ahead with management reforms based on a corporate strategy “collaborative creation and profits,” with the goal of establishing a stable, high-profit structure that consistently generates high profits. This will be achieved through a rigorous focus on a market-oriented approach and profit creation. The decision to realign the small air compressor business so as to integrate design, manufacturing, sales and services in one entity is geared toward not only effectively utilizing the Hitachi Group’s business and human resources, but also at establishing a structure capable of quickly responding to market needs for these products.

The integration of small air compressor business organizations will enable the Hitachi Group to cater to diversifying market needs by supplying unrivaled products in terms of their performance, usability, compactness and other qualities. The ultimate aim is to maintain the Group’s leading market share in Japan and capture a higher share in overseas markets.

-BEBICON® is a registered trademark of Hitachi Industrial Equipment Systems.

1. Overview of the Corporate split

(1) Schedule

Late February, 2009	Entering into Corporate Split Agreement
April 1,2009	Effective Date of Corporate Split

- This corporate split is deemed to be a simplified corporate separation pursuant to Article 784, Paragraph 3 of the Company Law of Japan. Therefore, Hitachi does not plan to convene a shareholders’ meeting to seek approval for the corporate split agreement.

(2) Method of Corporate Split

This will be an absorption-type corporate split where Hitachi is the transferring company and Hitachi Industrial Equipment Systems is the successor company.

(3) Other

Details will be disclosed as soon as they are determined.

2. Profile of the Parties of the Corporate Split

Name	Hitachi, Ltd	Hitachi Industrial Equipment Systems Co., Ltd.
Business	Development, Manufacture and sale of information systems, electronic devices, power and industrial systems, consumer products	Manufacture, sales and servicing of industrial components and equipment

Established	February 1, 1920	April 1, 2002

Head Office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	3, Kanda Neribei-cho, Chiyoda-ku, Tokyo

President	Kazuo Furukawa	Kiyohiko Shiiki

Capital	JPY 282.0 billion	JPY 9.0 billion

Shares outstanding	3,368,126,056	4,325,500

Stockholder’s equity	JPY 2,170.6 billion (consolidated base)	JPY 35.0 billion

Total assets	JPY 10,530.8 billion (consolidated base)	JPY 79.7 billion

Fiscal year end	March 31	March 31

Number of employees	389,752 (consolidated base)	2,611

Main shareholders and their holdings	NATS CUMCO 9.20% State Street Bank and Trust Company 7.77% The Master Trust Bank of Japan, Ltd. 6.20%	Hitachi, Ltd. 100%

(March 31, 2008)

3. Business Operation to be Transferred to Hitachi Industrial Equipment Systems Co., Ltd.

- Business	: Small air compressors design and manufacture

- Sales	: JPY 8.3 billion

- Number of employees	: 193 (March 31, 2008)

- Asset and liabilities to be transferred to Hitachi Industrial Equipment Systems Co., Ltd.

(March 31, 2008)
Item	Book value
Asset	JPY 4.3 billion
Liabilities	JPY 2.3 billion

4. Status of Hitachi Following Corporate Split

(1)	There will be no change in the name, business activities, head office or President of Hitachi.

(2)	The corporate split will have negligible impact on Hitachi’s consolidated operating result.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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